UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2021

Commission file number:  001-38350

Lithium Americas Corp.

(Translation of Registrant's name into English)

900 West Hastings Street, Suite 300,
Vancouver, British Columbia,
Canada V6C 1E5
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [   ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K of Lithium Americas Corp. (the "Company") are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333- 249078) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas Corp. (Registrant)

By:	/s/ Jonathan Evans
Name:	Jonathan Evans
Title:	Chief Executive Officer

Dated: January 19, 2021

EXHIBIT INDEX

Exhibit	Description

99.1	Consent of Cassels Brock & Blackwell LLP
99.2	Consent of Blake, Cassels & Graydon LLP
99.3	News Release dated January 19, 2021